UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE ACT OF 1934
Release No. 60502 /August 14, 2009

ADMINISTRATIVE PROCEEDING
FILE NO. 3-13536

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In the Matter of   :   ORDER MAKING FINDINGS
                                                                 :   AND REVOKING
IWORLD PROJECTS & SYSTEMS, INC.   :   REGISTRATION BY
                                                                 :   DEFAULT

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on July 2, 2009, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act).   The Division of Enforcement (Division) has represented that the
Commission delivered or attempted to deliver the OIP to iWorld Projects & Systems, Inc.
(iWorld), by July 10, 2009, in a manner that complies with Rule 141 of the Commission's Rules
of Practice.

        In an August 5, 2009 Order, Respondent was put on notice that failure to file an Answer
to the OIP would result in default. To date, iWorld has not filed an Answer and the time for
filing its Answer has expired. See 17 C.F.R. § 201.220(b); OIP at 2. On August 4, 2009, the
Division filed a Motion for Default (Motion); iWorld has not filed an opposition to this Motion
and the time for doing so has expired. See 17 C.F.R. § 201.154(b). Accordingly, iWorld is in
default for failing to file an Answer, for failing to respond to a dispositive motion, and for failing
to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 2. As
permitted by 17 C.F.R. § 201.155(a), the following allegations of the OIP are deemed to be true.

        iWorld (File No. 814-689) is a defunct business development company (BDC)[1] that,
during relevant periods, was incorporated in Nevada and headquartered in Addison, Texas. Its
corporate charter was revoked by the Nevada Secretary of State on January 1, 2006, due to

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[1] A BDC is a closed-end investment company that Congress established for the purpose of
making capital more readily available to certain types of companies. Under the Investment
Company Act of 1940 (Investment Company Act), a company meeting certain eligibility criteria
may elect to be regulated as a BDC by filing a notification with the Commission on Form N-
54A. A company filing such a notification is regulated under Sections 55 through 65 of the
Investment Company Act. These sections set forth rules governing the investments BDCs may
make, transactions BDCs may enter into, and the governance of BDCs, as well as various other
rules governing BDCs.

failure to pay franchise taxes. iWorld elected to become a BDC on December 15, 2004, and its common stock is registered under Section 12(g) of the Exchange Act. iWorld filed for voluntary Chapter 7 bankruptcy in May 2008. In March 2009, the bankruptcy court closed the case because iWorld had no assets.

iWorld is delinquent in its periodic Commission reports, in that it has failed to file any annual or quarterly reports since November 15, 2005, when it filed a Form 10-Q report for the quarterly period ended September 30, 2005.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, iWorld failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of iWorld Projects & Systems, Inc., is revoked.

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Robert G. Mahony
Administrative Law Judge